Ropes & Gray LLP

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WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

April 15, 2015

VIA EDGAR

Ms. Sheila Stout

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719

Dear Ms. Stout:

This letter is in response to oral comments provided to the undersigned by Ms. Sheila Stout of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on March 19, 2015, regarding the filings of Sterling Capital Funds (the “Trust” or the “Funds”) referenced below.

As requested, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings referenced below and that Staff comments or changes in response to Staff comments with respect to the Trust’s filings do not foreclose the Commission from taking any action with respect to such filings. The Trust hereby represents that it will not use the comment process between the Trust and the Staff with respect to the filings referenced below as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Comment 1:	Please add principal risk disclosure in the Funds’ registration statement on Form N-1A relating to “sector risks” where appropriate. For example, it appears as though the Sterling Capital Behavioral Small Cap Value Equity Fund, Sterling Capital Mid Value Fund and Sterling Capital Behavioral Large Cap Value Equity Fund each have had positions in the financial sector that exceed 25% of each Fund’s net assets. On a going-forward basis, consider adding principal risk disclosure relating to the Funds’ focus in any particular sector in the Funds’ registration statement on Form N-1A, as applicable.

Response:	Each of the Funds builds a portfolio based in part on the applicable Fund’s benchmark index. The benchmark index of each Fund may, from time to time, have significant weighting in a particular sector (such as the financial sector), which may cause the Fund’s holdings to be focused in that sector. The Funds also may, from time to time, have substantially greater or lesser exposure to one or more sectors relative to the applicable Fund’s benchmark. The Funds will incorporate principal risk disclosure regarding risks associated with sectors in which a Fund’s holdings may be focused into the prospectus, as applicable, in connection with the next annual updating amendment to the Trust’s registration statement, which is expected to be filed on or before February 1, 2016.

Comment 2:	Disclosure under Item 63 of the Trust’s report on Form NSAR filed on November 26, 2014 (SEC Accession No. 0000940400-14-000722) indicates that the Sterling Capital Ultra Short Bond Fund’s dollar-weighted average maturity was 4.9 years as of September 30, 2014. The Fund’s prospectus dated as of February 1, 2015, states that “[t]he Fund is generally structured to target a dollar-weighted average maturity of between zero and 24 months, although the Fund may invest in individual securities of any weighted average maturity.” Please explain why the Fund’s dollar-weighted average maturity at September 30, 2014 was higher than the expected dollar-weighted average maturity as stated in the Fund’s prospectus.

Response:	The dollar-weighted average maturity reported in the Fund’s N-SAR was inadvertently misstated. An amended report on Form N-SAR was filed on April 10, 2015 (SEC Accession No. 0000940400-15-000276) with corrected information. The Fund’s dollar-weighted average maturity at September 30, 2014 was 1.3 years.

Comment 3:	As a best practice, any Fund that invests in a money market mutual fund at fiscal year end should consider showing rate information for the underlying money market mutual fund in the Fund’s Schedule of Investments.

Response:	The Funds will add rate information for underlying money market mutual funds in the Schedule of Investments in future filings, beginning with the Funds’ semi-annual report for the period ended March 31, 2015.

Comment 4:	For the Sterling Capital Strategic Allocation Funds, include disclosure in the Funds’ financial statements directing the reader to financial information about the underlying funds in which each Strategic Allocation Fund invests.

Response:

The Strategic Allocation Funds currently invest only in other Funds that are part of the Sterling Capital Funds group of investment companies (not including cash sweep vehicles). Financial information for those Sterling Capital Funds is included in the same report in which information about the Strategic Allocation Funds is included. The Strategic Allocation Funds will add financial statement disclosure noting that financial information about the underlying funds that are part of the Sterling Capital Funds group of investment companies is available in the same report, beginning with the Funds’ next report for the semi-annual period ended March 31, 2015.

To the extent the Strategic Allocation Funds invest in any underlying funds that are not part of the Sterling Capital Funds group of investment companies, the Strategic Allocation Funds will add disclosure in future financial statements directing the reader to www.sec.gov for financial information about such unaffiliated underlying funds.

Comment 5:	The net expense ratios in the Funds’ financial highlights do not always match as between the prospectus and the annual report (e.g., Sterling Capital Short Duration Bond Fund and Sterling Capital Total Return Bond Fund). The net and gross expense ratios do not appear to match with respect to Sterling Capital Intermediate U.S. Government Fund as between the prospectus and the annual report.

Response:	The expense ratios included in the Funds’ prospectus are estimates based on the Fund’s previous fiscal year as well as expectations for the current fiscal year. Accordingly, it is possible that the estimated expense ratio stated in the Fund’s prospectus does not precisely match the final accrual as of the Fund’s prior fiscal year end (e.g., due to changes in the size of the Fund or changes in expenses over the course of the year). If there have been any changes in a Fund’s Annual Fund Operating Expenses that would materially affect the information disclosed in the table, the Fund would restate the Annual Fund Operating Expenses table during the year in accordance with Item 3, Instruction 3(d)(ii) of Form N-1A, or the Fund’s investment adviser may voluntarily waive fees during the year to keep the Fund’s expense ratio at or materially close to the amount described in the Fund’s prospectus.

Comment 6:	Note 2 to the Funds’ financial statements in the annual report filed on Form N-CSR for the period ended September 30, 2014 (SEC Accession No. 0001193125-14-431907), states that “The Funds consider liquid assets deposited with a bank, and certain short term debt instruments with original maturities of three months or less to be cash equivalents. These investments represent amounts held with financial institutions that are readily accessible to pay Fund expenses or investments. The Funds may invest their excess cash in the Federated Treasury Obligations Fund or a similar money market fund or other short-term investment.” If a Fund holds any short-term investments that are considered to be cash or cash equivalents, those investments should be included in the Funds’ respective Schedules of Investments going forward.

Response:	The only short-term investments referenced in this disclosure are certain money market mutual funds in which the Funds may invest excess cash. Those money market fund holdings currently are disclosed in the Funds’ Schedules of Investments under the heading “Money Market Fund.” There are no other short-term investments that are considered to be cash or cash equivalents that require disclosure in the Funds’ Schedules of Investments.

Comment 7:	If any of the funds’ expense waivers are subject to recoupment, please describe the terms of the recoupment.

Response:	The Funds’ voluntary and contractual expense waivers are not subject to recoupment in subsequent fiscal periods.

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore

Molly Moore

cc:         Thomas Hiller, Esq.